EXHIBIT 99.1

Sangoma Announces Normal Course Issuer Bid

MARKHAM, Ontario, June 21, 2022 (GLOBE NEWSWIRE) -- Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted leader in delivering cloud-based Communications as a Service solutions for companies of all sizes, announced today that the Toronto Stock Exchange (the “TSX”) has accepted a notice filed by the Company of its intention to make a Normal Course Issuer Bid (the “NCIB”) with respect to its common shares (the “Shares”).

The notice provides that Sangoma may, during the 12-month period commencing June 23, 2022 and ending no later than June 22, 2023, purchase up to 1,071,981 Shares, representing 5% of the total number of 21,439,632 Shares outstanding, through the facilities of the TSX, the NASDAQ Global Select Market or alternative Canadian trading systems. Shares will be acquired under the NCIB at the market price and will be purchased for cancellation.

The average daily trading volume of the Shares on the TSX (the “ADTV”) for the most recently completed six calendar months is 27,047. Pursuant to TSX policies, daily purchases under the NCIB will be limited to 6,761 Shares, representing 25% of the ADTV, subject to certain prescribed exceptions.

Sangoma remains committed to accumulating balance sheet strength to help fund future acquisitions, to continuing the long-term profitable growth of our business, and to efficient capital allocation. The Company, and its board of directors, are of the view that the current market price of its Shares does not reflect the underlying value of its business and the NCIB represents an appropriate and desirable use of the Company’s funds. Sangoma believes that it is in its best interest to proceed with this NCIB, while maintaining sufficient financial flexibility to execute on the Company’s future strategic direction and capital allocation priorities. Decisions regarding the amount and timing of any actions in connection with the NCIB will be subject to various factors including the Company’s valuation, capital and liquidity positions and potential acquisition opportunities.

Sangoma has entered into an automatic share purchase plan with a designated broker to allow for the purchase of Shares under the NCIB at times when the Company would ordinarily not be permitted to purchase Shares due to self-imposed blackout periods, insider trading rules or otherwise.

About Sangoma Technologies Corporation
Sangoma Technologies is a trusted leader in delivering value-based Communications as a Service (CaaS) and Managed Service Provider (“MSP”) solutions for businesses of all sizes. Sangoma’s cloud-based communication services include Unified Communication (UCaaS) business communications, Contact Center as a Service (CCaaS), Video Meetings as a Service (MaaS), Collaboration as a Service (Collab aaS), Communications Platform as a Service (CPaaS), Trunking as a Service (TaaS), Fax as a Service (FaaS), Device as a Service (DaaS), and Access Control as a Service (ACaaS). In addition, Sangoma offers a full line of communications Products, including premise-based UC systems, a full line of desk phones and headsets, and a complete connectivity suite (gateways/SBCs/telephony cards). Sangoma’s products and services are used in leading UC, PBX, IVR, contact center, carrier networks, office productivity, and data communication applications worldwide. Sangoma is also the primary developer and sponsor of Asterisk and FreePBX, the world’s two most widely used open-source communication software projects.

Sangoma Technologies Corporation is publicly traded on the Toronto Stock Exchange (TSX: STC) and Nasdaq (Nasdaq: SANG). Additional information on Sangoma can be found at: www.sangoma.com.

Cautionary Statement Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements that relate to the Company’s intentions with respect to the NCIB.

Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. When used in this document, the words such as "could", "plan", "estimate", "expect", "intend", "may", "potential", "should" and similar expressions indicate forward-looking statements.

Although Sangoma believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other events contemplated by the forward-looking statements will not occur. Although Sangoma believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct as these expectations are inherently subject to business, economic and competitive uncertainties and contingencies. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in its management's discussion and analysis, annual information form and management information circular (each available on www.sedar.com) include, but are not limited to, risks and uncertainties associated with the integration of NetFortris, the impact of the continuing COVID-19 pandemic, changes in exchange rate between the United States dollar and other currencies, changes in technology, changes in the business climate, changes in the regulatory environment, the decline in the importance of the PSTN, new competitive pressures, the impact of global supply chain delays, the retention of key staff, the increase in cost of our components and materials and the impact of changes to interest rates. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement. Sangoma undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by law.

Sangoma Technologies Corporation
Larry Stock
Chief Corporate Officer
(256) 428-6285
lstock@sangoma.com